CONSENT OF EXPERT

Reference is made to the Annual Report on Form 40-F (the “40-F”) of Platinum Group Metals Ltd. (the “Company”) for the fiscal year ended August 31, 2007 to be filed with the United States Securities and Exchange Commission pursuant to the United States Securities Exchange Act of 1934, as amended, and the Annual Information Form (the “AIF”) and Management’s Discussion and Analysis (“MD&A”) of the Company, which are incorporated by reference therein.

Each of the undersigned hereby consents to the use in the 40-F, the AIF and the MD&A of the undersigned’s name and information derived from the report titled “Mineral Resource Estimate, Frischgewaagd 96JQ Portion 11 North West Province, Republic of South Africa” dated June 2007.

Snowden Mining Industry Consultants Name: David Gray Title: Principal Consultant David Gray Date: November _28_, 2007
Adam Miethke Date: November _28_, 2007